PROSPECTUS SUPPLEMENT

(to prospectus dated July 6, 2023)

Filed Pursuant to Rule 424(b)(3)

Registration No. 333-272638

Up to 3,149,314 shares of Common Stock underlying the Common Warrants

Up to 500,000 shares of Common Stock underlying the Pre-Funded Warrants

Trio Petroleum Corp.

This prospectus supplement supplements the prospectus dated July 6, 2023 (the “Prospectus”), which forms a part of Amendment No. 1 to the registration statement of Trio Petroleum Corp., a Delaware corporation (“Trio Petroleum”, “us”, “our”, “we”), on Form S-1 (No. 333-272638) initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 14, 2023 and declared effective by the SEC on July 6, 2023. This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed on July 11, 2023 with the SEC (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement relates to the resale from time to time, by the selling stockholders (the “Selling Stockholders”) identified in the Prospectus under the caption “Selling Stockholders,” of (i) up to 3,149,314 shares of common stock, par value $0.0001 per share (the “Common Stock”), which the Selling Stockholders may acquire upon the exercise of outstanding warrants (the “Common Warrants”) and (ii) up to 500,000 shares of Common Stock, which the Selling Stockholders may acquire upon the exercise of outstanding pre-funded warrants (the “Pre-Funded Warrants”, and together with the Common Warrants, the “Warrants”). We issued the Warrants to the Selling Stockholders in connection with securities purchase agreements entered into on January 28, 2022 and September 20, 2022. Additional shares of our Common Stock were also registered for resale to cover additional shares of Common Stock that may be issuable pursuant to the terms of the GenCap RRA and September 2022 RRA (defined in the Prospectus) and described in the Prospectus under “Private Placements” and “Description of Capital Stock.”

Each Selling Stockholder of securities and any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of its securities covered by the Prospectus, including this prospectus supplement, on the principal trading market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. See “Plan of Distribution” in the Prospectus for more information. We will not receive any proceeds from the resale or other disposition of the shares of Common Stock by the Selling Stockholders. However, we will receive the proceeds of any cash exercise of the Warrants. See “Use of Proceeds” beginning on page 30 and “Plan of Distribution” beginning on page 33 of the Prospectus for more information.

On July 10, 2023, we entered into warrant exercise agreements with five of the six holders of Common Warrants providing for the exercise of the Common Warrants for an aggregate of 2,449,466 shares of Common Stock at a reduced exercise price of $0.80 per share resulting in our right to receive aggregate gross proceeds of approximately $1,952,572. Further information relating to these transactions can be found in the Current Report, which is incorporated by reference herein.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 12 of the Prospectus, and under similar headings or any amendment or supplements to the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 11, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 10, 2023

Trio Petroleum Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-41643	87-1968201
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

411 Blackhawk Plaza Circle, Suite 100

Danville, CA 94506

(Address of Principal Executive Offices)

Registrant’s Telephone Number, Including Area Code: (661) 324-1122

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	TPET	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On January 28, 2022, Trio Petroleum Corp. (the “Company”) issued, to certain institutional investors in transactions exempt from registration under the Securities Act of 1933, as amended, certain warrants to purchase its shares of common stock, par value $0.0001 per share, at an exercise price of $1.03 per share (each a “Warrant” and collectively, the “Warrants”). The shares of common stock issuable upon exercise of the Warrants were subsequently registered for resale by the holders of the Warrants on a registration statement on Form S-1 (File No. 333-272638) which became effective on July 6, 2023.

On July 10, 2023, the Company entered into warrant exercise agreements (the “Warrant Exercise Agreements”) with five of the six holders of the Warrants, pursuant to which such holders agreed to exercise the Warrants, effective on the date hereof, to purchase 2,449,466 shares of common stock (which represented an increase of 25% over the number of shares of common stock exercisable pursuant to such Warrants on such date, as agreed to by the Company and the holders of the Warrants), and the Company agreed to reduce the exercise price of the Warrants from $1.03 to $0.80 per share with respect to the exercise of the Warrants pursuant to such Warrant Exercise Agreements. The Warrant held by the holder which did not enter into a Warrant Exercise Agreement with the Company remained unchanged, with respect to the number of shares exercisable thereunder, the exercise price and all other terms. The Company expects to receive aggregate gross proceeds of approximately $1,959,572 as a result of the exercise of Warrants pursuant to such Warrant Exercise Agreements.

The foregoing summary of the Warrant Exercise Agreements is qualified in its entirety by reference to the full text of the form of Warrant Exercise Agreement, a copy of which is attached as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Spartan Capital Securities, LLC acted as financial advisor to the Company.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1	Form of Warrant Exercise Agreement
104	Cover Page Interactive Data File (formatted in Inline XBRL).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRIO PETROLEUM CORP.

Date: July 11, 2023		/s/ Frank Ingriselli
	Name:	Frank Ingriselli
	Title:	Chief Executive Officer and Director

Exhibit 10.1

TRIO PETROLEUM CORP.

July 10, 2023

Re:	Agreement to Exercise Common Stock Purchase Warrant

Dear Holder:

Reference is made to that certain Common Stock Purchase Warrant issued by Trio Petroleum Corp. (the “Company”) on January 28, 2022, a copy of which is attached as Exhibit A hereto (the “Warrant”), with an exercise price of $1.03 (the “Initial Exercise Price”), currently held by ___________________ (the “Holder”). The Warrant is currently exercisable for up to _______ shares (the “Warrant Shares”) of the Company’s Common Stock, par value $0.0001 per share. Warrant Shares in the aggregate amount of _________ shares of Common Stock (125% of the number of Warrant Shares currently available upon exercise of the Warrant) have been registered for resale pursuant to the registration statement on Form S-1 with File No. 333-272638 (the “Registration Statement”). The Registration Statement is currently effective and, upon exercise of the Warrant pursuant to this letter agreement, will be effective for the resale of ________ Warrant Shares by the Holder. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Warrant.

In consideration for the Holder’s full exercise of the Warrant, on or around the date of the Holder’s countersignature to this letter agreement (the “Warrant Exercise”), the Company agrees to (i) reduce the Exercise Price of the Warrant to $0.80 and (ii) increase the number of Warrant Shares exercisable under the Warrant to _________ shares of Common Stock. Notwithstanding anything herein to the contrary, in the event the Warrant Exercise would otherwise cause the Holder to exceed the beneficial ownership limitations (“Beneficial Ownership Limitation”) set forth in Section 2(e) of the Warrant, the Company shall only issue such number of Warrant Shares to the Holder that would not cause the Holder to exceed the maximum number of Warrant Shares permitted thereunder with the balance of the Warrant Shares issuable pursuant to the Warrant Exercise to be held in abeyance until notice from the Holder that the balance (or portion thereof) may be issued in compliance with such limitations, which abeyance shall be evidenced through the unexercised portion of the Warrant equal to such balance of the Warrant Shares which shall be deemed prepaid thereafter, and exercised pursuant to a Notice of Exercise in the Warrant (provided no additional Exercise Price shall be payable). To the extent that the limitation set forth in Section 2(e) applies, the determination of whether the Warrant Shares may be issued pursuant to the provisions of this paragraph shall be in the sole discretion of the Holder, and the execution of this agreement, indicating on the signature page hereto the number of Warrant Shares, if any, to be held in abeyance pursuant to this paragraph, or submission of a Notice of Exercise shall be deemed to be the Holder’s determination of whether such Warrant Shares may be so issued, and the Company shall have no obligation to verify or confirm the accuracy of such determination.

The Company shall file a Current Report on Form 8-K with the SEC disclosing all material terms of the transactions contemplated hereunder on or before 9:30 a.m. ET on July 11, 2023 (including all attachments, the “8-K Filing”). From and after the filing or furnishing of the 8-K Filing, the Company shall have disclosed all material, non-public information (if any) provided to the Holder by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by this agreement. In addition, effective upon the filing or furnishing of the 8-K Filing, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, affiliates, employees or agents, on the one hand, and the Holder or any of its affiliates, on the other hand, shall terminate. The Company represents, warrants and covenants that, upon acceptance of this offer, the Warrant Shares shall be issued free of any legends or restrictions on resale by Holder and all of the Warrant Shares shall be delivered electronically through the Depository Trust Company within two Trading Days of the date the Company receives the Exercise Price with respect to the Warrant Exercise (or, with respect to Warrant Shares that would otherwise be in excess of the Beneficial Ownership Limitation, within two Trading Days of the date the Company is notified by Holder that its ownership is less than the Beneficial Ownership Limitation). The terms of the Warrant, including but not limited to the obligations to deliver the Warrant Shares, shall otherwise remain in effect as if the acceptance of this offer were a formal Notice of Exercise (including but not limited to any liquidated damages and compensation in the event of late delivery of the Warrant Shares).

The Company acknowledges and agrees that the obligations of the Holder under this letter agreement are several and not joint with the obligations of any other holder or any other holders of warrants similar to the Warrant (each, an “Other Holder”) under any other agreement related to the exercise of such warrants (“Other Warrant Exercise Agreement”), and the Holder shall not be responsible in any way for the performance of the obligations of any Other Holder or under any such Other Warrant Exercise Agreement. Nothing contained in this letter agreement, and no action taken by the Holder pursuant hereto, shall be deemed to constitute the Holder and the Other Holders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Holder and the Other Holders are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this letter agreement and the Company acknowledges that the Holder and the Other Holders are not acting in concert or as a group with respect to such obligations or the transactions contemplated by this letter agreement or any Other Warrant Exercise Agreement. The Company and the Holder confirm that the Holder has independently participated in the negotiation of the transactions contemplated hereby with the advice of its own counsel and advisors. The Holder shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this letter agreement, and it shall not be necessary for any Other Holder to be joined as an additional party in any proceeding for such purpose.

The Company hereby represents and warrants as of the date hereof and covenants and agrees from and after the date hereof until three Trading Days after the date hereof, that none of the terms offered to any Other Holder with respect to any Other Warrant Exercise Agreement (or any amendment, modification or waiver thereof), is or will be more favorable to such Other Holder than those of the Holder and this letter agreement. If, and whenever on or after the date hereof until three Trading Days after the date hereof, the Company enters into an Other Warrant Exercise Agreement, then (i) the Company shall provide notice thereof to the Holder promptly following the occurrence thereof and (ii) the terms and conditions of this letter agreement shall be, without any further action by the Holder or the Company, automatically amended and modified in an economically and legally equivalent manner such that the Holder shall receive the benefit of the more favorable terms and/or conditions (as the case may be) set forth in such Other Warrant Exercise Agreement (including the issuance of additional Warrant Shares), provided that upon written notice to the Company at any time the Holder may elect not to accept the benefit of any such amended or modified term or condition, in which event the term or condition contained in this letter agreement shall apply to the Holder as it was in effect immediately prior to such amendment or modification as if such amendment or modification never occurred with respect to the Holder. The provisions of this paragraph shall apply similarly and equally to each such Other Warrant Exercise Agreement entered into on or after the date hereof until three Trading Days after the date hereof.

This letter agreement may be executed in two or more counterparts and by facsimile or “.pdf” signature or otherwise, and each of such counterparts shall be deemed an original and all of such counterparts together shall constitute one and the same waiver agreement. This letter agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to its principles of conflicts of laws.

***************

Within one business day from the Holder’s execution of this letter, the Holder shall deliver, pursuant to the provisions of Section 2 of the Warrant, to the Company immediately available funds equal to the number of Warrant Shares to be issued pursuant to the Warrant Exercise multiplied by $0.80 and the Company shall deliver such Warrant Shares to the Holder pursuant to the provisions of Section 2 of the Warrant.

Please do not hesitate to call the undersigned at (914) 843-0115 if you have any questions.

Sincerely yours,

TRIO PETROLEUM CORP.

By:
Name:	Frank Ingriselli
Title:	Chief Executive Officer

[Company Signature Page to __________ Warrant Exercise Agreement]

Accepted and Agreed to:

Name of Holder: _____________________

Signature of Authorized Signatory of Holder: _________________________________

Name of Authorized Signatory: _______________________________________________

Title of Authorized Signatory: ________________________________________________

Warrant Shares Exercised: ___________

Aggregate Exercise Price: $_________

Warrant Shares Held in Abeyance: _____________

DTC Instructions:

[____________ Signature Page to Warrant Exercise Agreement]